Mail Stop 3233
                                                             May 23, 2019

Via E-mail
Chunxia Jiang
Chief Executive Officer, President,
Secretary, Treasurer, and Chief Financial Officer
AllyMe Holding, Inc.
506 Enterprise Ave
Kitimat, BC, Canada,V8C 2E2

       Re:    AllyMe Holding, Inc.
              Amendments Nos. 2 and 3 to Registration Statement on Form S-1 Filed April 24, 2019 and May 7, 2019
              File No. 333-227025

Dear Ms. Jiang:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 1, 2018 letter.

General

1. We note your response to prior comment 1 and your revised risk factor disclosure on page 3. We further note that your revenues for 2018 consisted of $5,900 and an additional $10,015 attributed to a related party. Your assets as of December 31, 2018 consist of cash and nominal other assets. Consequently, it appears that you may be a shell company pursuant to Rule 405 of the Securities Act. Please disclose your shell company status on the prospectus cover page and revise your disclosure on the cover page and pages 2, 7, 8, 26, and throughout your prospectus to eliminate the language indicating that the selling shareholders may sell the securities at a price other than the disclosed fixed price, or provide us with a detailed legal analysis as to why you do not believe this designation is appropriate.
 Chunxia Jiang
Allyme Holding, Inc.
May 23, 2019
Page 2


2. We note your revised disclosure on page 12 that the Company has "taken initial steps to operate a retail cannabis dispensary in Kitimat" and, on page 20, that "[b]y the end of fiscal year 2019, the Company hopes to commence retail cannabis sales in Kitimat, BC,
       Canada." Please revise your disclosure to describe the risks to you from engaging in this business, including possible law enforcement consequences.

Prospectus Summary

Loan to 0731380 B.C. Limited, page 1

3. Please revise to provide more detail regarding the conversion feature of your loan to
       0731380, including without limitation:

           The ownership stake in Natural Recreation that you expect to acquire in the event that you convert your loan into an equity investment; and

           In the event that you issue 3,060,000 shares of common stock to 0731380 in order to bring your ownership stake to 51%, the price at which each of those shares will be valued.

Certain Relationships and Related Transactions, page 25

4. We note the following disclosure on page 26: "The amount due to related parties are unsecured, non-interest bearing, and due on demand. The Company accrued imputed interest with 6% per annum." Please revise to reconcile these statements and clarify whether and how much interest you are responsible for paying on the amounts due to related parties. Additionally, please revise to disaggregate the amounts due to Zilin
       Wang and Chunxia Jiang and to describe the terms of these arrangements separately, to the extent they differ from one another. Refer to Item 404 of Regulation S-K.
 Chunxia Jiang
Allyme Holding, Inc.
May 23, 2019
Page 3

       You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or Daniel L.
Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann,
Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3401 with any other questions.

                                                          Sincerely,

                                                          /s/ Jennifer Gowetski

                                                          Jennifer Gowetski
                                                          Senior Counsel
                                                          Office of Real Estate
and
                                                          Commodities
cc:    Robert L. B. Diener, Esq.